SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

———

TEL: (212) 735-3000

FAX: (212) 735-2000

WWW.SKADDEN.COM

DIRECT DIAL

212-735-2790

DIRECT FAX

917-777-2790

EMAIL ADDRESS

RICHARD.PRINS@SKADDEN.COM

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

January 27, 2017

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

> RE: Form 40-33-Civil Action Judgment in Respect of Prospect Capital
> Management L.P. and Prospect Administration L.L.C.
> (File No. 1:16-CV-02990)

Dear Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, enclosed for filing please find copies of an opinion and final judgment in the United States District Court for the Southern District of New York dismissing the action referred to above.

Please do not hesitate to contact me at (212) 735-2790 if you have any questions regarding this filing.

Sincerely,

/s/ Richard T. Prins

Richard T. Prins

Enclosures

cc: Joseph A. Ferraro, Esq.

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:________
DATE FILED: 1/25/17

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---X

SUSAN PASKOWITZ,

Plaintiff,

-against-

PROSPECT CAPITAL MANAGEMENT L.P., and PROSPECT ADMINISTRATION LLC,

Defendants.

---X

16 **CIVIL** 2990 (LLS)

JUDGMENT

Defendants having moved to dismiss the complaint for failure to state a claim upon which relief can be granted, and the matter having come before the Honorable Louis L. Stanton, United States District Judge, and the Court, on January 24, 2017, having rendered its Opinion & Order granting Defendants' motion to dismiss the complaint for failure to state a claim (Dkt. No. 10) and denying the request for oral argument (Dkt. No. 12), it is,

ORDERED, ADJUDGED AND DECREED: That for the reasons stated in the Court's Opinion & Order dated January 24, 2017, Defendants' motion to dismiss the complaint for failure to state a claim is granted. The request for oral argument is denied.

Dated: New York, New York
January 25, 2017

RUBY J. KRAJICK

Clerk of Court

BY: K Mango

Deputy Clerk

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:
DATE FILED: 1/24/17

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SUSAN PASKOWITZ,

Plaintiff,

- against -

PROSPECT CAPITAL MANAGEMENT L.P., and PROSPECT ADMINISTRATION LLC,

Defendants.

16 Civ. 2990 (LLS)

OPINION & ORDER

Plaintiff Susan Paskowitz seeks pursuant to Section 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-35(b), to recover what she claims are excessive fees paid by Prospect Capital Corporation ("Prospect") to defendants Prospect Capital Management L.P. ("PCM") and Prospect Administration LLC ("PA") for investment advisory and administrative services. Defendants move to dismiss the complaint for failure to state a claim upon which relief can be granted.

For the reasons that follow, defendants' motion is granted.

BACKGROUND[1]

Prospect, a Maryland corporation, is a registered investment company that trades on the NASDAQ stock market and operates as a business development company ("BDC") under Section 54 of the ICA, see 15 U.S.C. § 80a-53. Compl. (Dkt. No. 1) ¶¶ 14, 27. Prospect has a board of directors, but has no employees.

[1] For purposes of this motion, the complaint's allegations are accepted as true.

Id. ¶ 4. Instead, Prospect contracts with PCM to provide it with investment advisory services, and with PA to provide it with administrative services and facilities. Id. ¶ 14.

Plaintiff is and has been a shareholder of Prospect since October 2013, and brings this action on Prospect's behalf and for its benefit. Id. ¶¶ 13-14.

PCM is a registered investment adviser. Id. ¶ 15. PCM created Prospect, and Prospect is PCM's only client. Id. ¶ 16. Under its agreement with Prospect, PCM (1) manages the investment and reinvestment of Prospect's assets in accordance with Prospect's investment objective, policies, and restrictions, and implements its investment decisions for Prospect; (2) arranges for Prospect's debt financing; and (3) maintains books and records concerning transactions in Prospect's portfolio, and periodically reports to Prospect's board of directors. Id. ¶ 56.

In exchange for the services it provides to Prospect, each year PCM receives a base management fee equal to 2.00% of Prospect's gross assets, paid quarterly. Id. ¶ 63. Additionally, PCM is paid an incentive fee[2] which is calculated as follows: for

---

[2] The incentive fee is actually composed of two fees, namely an income fee and a capital gains fee. Compl. ¶ 62. "PCM has not collected any actual capital gains fees in recent years, and, accordingly, Plaintiff is not claiming any damages to date relating to the Capital Gains Fee provision." Id. ¶ 68. As used here, the term "incentive fee" refers only to the income fee portion.

quarters in which Prospect's net investment income[3] amounts to 2.1875% (i.e., 8.75% annually) or less of its net assets, PCM is paid 20.00% of the net investment income that exceeds 1.75% of net assets; for quarters in which Prospect's net investment income exceeds 2.1875% (i.e., 8.75% annually) of its net assets, PCM is paid 20.00% on all of Prospect's net investment income. Id. ¶ 65. During the fiscal year that ended on June 30, 2015, Prospect paid PCM a total of $225,277,000. Id. ¶ 78, Table 1. During the first two quarters of the fiscal year ending on June 30, 2016 it paid PCM a total of $112,796,000, which is roughly in line with what PCM earned the prior year. Id. ¶ 79, Table 2.

Unlike PCM which provides investment advisory services, PA provides Prospect with administrative services, personnel, and facilities. Id. ¶ 71. PA is an LLC whose sole member is PCM, and its only client is Prospect. Id. ¶ 19. PA provides Prospect with office space and equipment, maintains Prospect's books and records, fulfils Prospect's reporting obligations to its shareholders and regulatory agencies, interacts with Prospect's third-party service providers (e.g., brokers, accountants, attorneys, banks, insurers, etc.), and provides Prospect with managerial assistance. Id. ¶¶ 72-73. Prospect reimburses PA for the costs and expenses it incurs in providing these services.

---

[3] Net investment income here is total investment income minus operating expenses, calculated before deducting PCM's incentive fee. See id. ¶ 64, n.5.

Id. ¶¶ 75-76. During the fiscal year that ended on June 30, 2015, Prospect reimbursed PA $21,906,000. Id. ¶ 78, Table 1. During the first two quarters of the fiscal year ending on June 30, 2016 it reimbursed PA $6,178,000, which is a substantial decline from what PA was reimbursed the prior year. Id. ¶ 79, Table 2.

Section 36(b) of the ICA imposes upon the investment adviser of a registered investment company "a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company . . . to such investment adviser or any affiliated person of such investment adviser." 15 U.S.C. § 80a-35(b). It also authorizes a shareholder of a registered investment company to bring an action "on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person." Id. The statute limits recovery to damages incurred up to one year before the action was instituted. Id. § 80a-35(b)(3).

Plaintiff alleges that defendants breached their fiduciary duty by charging excessive fees, and seeks to recover damages that resulted from the breach on behalf of Prospect shareholders.

DISCUSSION

-4-

"To survive a motion to dismiss, a complaint must contain sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face. A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged. This plausibility standard asks for more than a sheer possibility that a defendant has acted unlawfully." Wilson v. Merrill Lynch & Co., 671 F.3d 120, 128 (2d Cir. 2011) (citation and alteration omitted). While "all factual allegations in the complaint are accepted as true and all inferences are drawn in the plaintiff's favor," Littlejohn v. City of New York, 795 F.3d 297, 306 (2d Cir. 2015), "bald assertions and conclusions of law will not suffice," Amron v. Morgan Stanley Inv. Advisors, Inc., 464 F.3d 338, 344 (2d Cir. 2006). Adjourned

The complaint is predicated on the claim that the fees paid to defendants substantially exceed the average fee rate paid by comparable BDCs to their investment advisers and administrators for comparable services. Compl. ¶ 131. However, "to face liability under § 36(b), an investment adviser must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." Jones v. Harris Assocs. L.P., 559 U.S. 335, 346, 130 S. Ct. 1418, 1426 (2010). "[T]he test is essentially whether the fee schedule represents a charge

within the range of what would have been negotiated at arm's-

length in the light of all of the surrounding circumstances."

R.W. Grand Lodge of F. & A.M. of Pa. v. Salomon Bros. All Cap

Value Fund, 425 F. App'x 25, 30 (2d Cir. 2011) (summary order),

quoting Gartenberg v. Merrill Lynch Asset Mgmt., 694 F.2d 923,

928 (2d Cir. 1982). "[T]he Supreme Court's approach does not

allow a court to assess the fairness or reasonableness of

advisers' fees; the goal is to identify the outer bounds of

arm's length bargaining and not engage in rate regulation."

Jones v. Harris Assocs. L.P. (Jones II), 611 F. App'x 359, 360

(7th Cir. 2015). As stated in the Supreme Court's unanimous

opinion, Jones, 559 U.S. at 352-53, 130 S. Ct. at 1430:

> Congress rejected a "reasonableness" requirement that was
> criticized as charging the courts with rate-setting
> responsibilities. See Daily Income Fund[v. Fox, 464 U.S. 523],
> at 538-540[, 104 S. Ct. 831 (1984)]. Congress' approach
> recognizes that courts are not well suited to make such precise
> calculations. Cf. General Motors Corp. v. Tracy, 519 U. S. 278,
> 308[, 117 S. Ct. 811] (1997) ("[T]he Court is institutionally
> unsuited to gather the facts upon which economic predictions can
> be made, and professionally untrained to make them") [citing
> cases]. Gartenberg's "so disproportionately large" standard, 694
> F.2d, at 928, reflects this congressional choice to "rely largely
> upon [independent director] 'watchdogs' to protect shareholders
> interests." Burks[v. Lasker, 441 U.S. 471], at 485[, 99 S. Ct.
> 1831 (1979)].

As Justice Thomas, concurring, stated, id. at 354-55, 130

S. Ct. at 1431:

> most courts . . . have followed an approach (principally in
> deciding which cases may proceed past summary judgment) that
> defers to the informed conclusions of disinterested boards and

holds plaintiffs to their heavy burden of proof in the manner the Act, and now the Court's opinion, requires.
* * * *
. . . Whatever else might be said about today's decision, it does not countenance the free-ranging judicial "fairness" review of fees that Gartenberg could be read to authorize, see 694 F.2d, at 929-930, and that virtually all courts deciding § 36(b) cases since Gartenberg (including the Court of Appeals in this case) have wisely eschewed in the post-Gartenberg precedents we approve.

"[T]he Act does not require courts to engage in a precise calculation of fees representative of arm's-length bargaining," id. at 352, 130 S. Ct. at 1430, and it "does not necessarily ensure fee parity between mutual funds and institutional clients," id. at 350, 130 S. Ct. at 1429. Plaintiff's burden is "to show that the fee is outside the range that arm's-length bargaining would produce." Id. at 347, 130 S. Ct. at 1427.

Using this test, plaintiff has failed to plead facts creating a plausible inference that defendants are liable. The complaint conclusorily alleges that

> As set forth in Sections VI-VIII [of the complaint], Defendants breached their fiduciary duties in violation of ICA Section 36(b) by extracting investment advisory and other fees from Prospect so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendants, and could not have been the product of arm's-length bargaining (hereinafter, "excessive" fees) . . . .

Compl. ¶ 7. But a careful review of the allegations made in Sections VI-VIII of the complaint reveals that from the facts pleaded one cannot plausibly infer that defendants' fees do not bear a reasonable relationship to the services rendered, or fall outside the range that arm's-length bargaining could produce.

The allegations address six factors that under Gartenberg, courts are to consider in deciding Section 36(b) claims. These are: "(1) the nature and quality of services provided to fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) fall-out benefits; (4) economies of scale; (5) comparative fee structures; and (6) the independence and conscientiousness of the trustees." Amron, 464 F.3d at 344.[4]

Upon consideration of these factors, the complaint fails to state a claim upon which relief can be granted.

1. Comparative Fee Structures

The complaint first addresses comparative fee structures. The complaint purports to show that $102.6 million of the fees paid to defendants for fiscal year 2015 are excessive and "At a minimum . . . at least $54.4 million of the fees Prospect paid to Defendants are excessive." Compl. ¶ 7. It does so by comparing the fee rate paid to defendants with the average fee rate paid by other BDCs included in the Wells Fargo Business Development Company Index ("BDC Index")[5] (of which Prospect is

---

[4] "At the pleading stage a court need not consider whether all six factors are met, but rather only determine whether the facts as alleged would meet the basic standard as articulated in Gartenberg." Chill v. Calamos Advisors LLC, 175 F. Supp. 3d 126, 131 (S.D.N.Y. 2016).

[5] "The BDC Index is a rules-based, capitalization-weighted, float-adjusted index that (1) includes all BDCs listed on the New York Stock Exchange and NASDAQ that satisfy certain market capitalization and public float requirements, and (2) assigns weights to individual BDC Index constituents according to market capitalization and float. The BDC Index currently includes 44 publicly-traded BDCs." Compl. ¶ 90.

one) going back to 2013. It divides those BDCs into two groups and looks at: (1) fees paid by internally-managed BDCs[6] to their advisers-employees, and (2) fees paid by other externally-managed BDCs to their investment advisers. Id. ¶¶ 115-35.

In 2015 Prospect paid an effective fee rate of 6.68% of net assets to defendants. Id. ¶ 129, Table 7. The effective fee rate paid by seven of the nine[7] internally-managed BDCs included in the BDC Index ranged from 1.58% of net assets to 7.36% of net assets, and averaged 3.90% of net assets. Id. ¶ 116, Table 5.[8] The effective fee rate paid by thirty-four of the thirty five[9] externally-managed BDCs included in the BDC Index (of which

---

[6] In contrast to Prospect which contracts with separate entities to obtain investment advisory and administrative services. See id. ¶ 94.

[7] Excluded from the complaint's analysis are Harris & Harris Group, which paid an effective fee rate of 8.24% of net assets in 2015, because it "seeks to generate long-term capital appreciation by making venture capital equity investments" unlike "almost all other BDCs, which primarily seek to generate current income and thus primarily make debt investments," and Newtek Business Services, which paid an effective fee rate of 12.64% of net assets in 2015, "because it appears to be an outlier." Id. ¶ 116, Table 5.

[8] The following is reproduced from ¶ 116, Table 5 of the complaint:

Effective Overall Fee Rates for Internally Managed BDCs	
Company	Effective Fee Rate
Capital Southwest Corp.	1.58%
Main Street Capital	2.37%
Medallion Financial Corp.	2.63%
American Capital Strategies	4.44%
KCAP Financial	4.45%
Triangle Capital	4.51%
Hercules Technology Growth Capital	7.36%
Harris & Harris Group	8.24%
Newtek Business Services	12.64%

[9] Excluded from the complaint's analysis is MVC Capital because plaintiff could not be determine its effective fee rate. Id. ¶ 129, Table 7.

Prospect is one) ranged from 1.77% of net assets to 7.23% of net assets, and averaged 5.21% of net assets. Id. ¶ 129, Table 7.[10]

According to the complaint, internally-managed BDCs obtain

---

[10] The following is reproduced from ¶ 129, Table 7 of the complaint:

Effective Fee Rates of Externally-Managed BDCs	
Company	Effective Fee Rate (Total Fees as % Net Assets)
PennantPark Floating Rate Capital	1.77%
American Capital Senior Floating Rate	2.69%
Solar Senior Capital	2.83%
Fifth Street Senior Floating Rate	3.48%
OHA Investment Corp.	3.61%
Alcentra Capital Corp.	3.70%
Golub Capital BDC	3.72%
Solar Capital	3.87%
Goldman Sachs BDC	4.09%
CM Finance	4.72%
Gladstone Capital Corp.	4.76%
TriplePoint Venture Growth BDC Corp.	4.88%
Gladstone Investment Corp.	4.93%
Ares Capital Corp.	5.22%
New Mountain Finance Corp.	5.22%
Garrison Capital	5.37%
TPG Specialty Lending	5.48%
TCP Capital Corp.	5.55%
Horizon Technology Finance Corp.	5.68%
WhiteHorse Finance	5.75%
Monroe Capital Corp.	5.90%
Capitala Finance	6.19%
Stellus Capital Investment Corp.	6.19%
TICC Capital	6.21%
Fidus Investment Corp.	6.30%
FS Investment Corp.	6.37%
Fifth Street Finance	6.44%
THL Credit	6.54%
Blackrock Kelso Capital Corp.	6.63%
OFS Capital	6.63%
Prospect Capital Corp.	6.68%
Apollo Investment Corp.	6.85%
PennantPark Investment Corp.	6.97%
Medley Capital Corp.	7.23%
MVC Capital	can't determine

investment advisory and administrative services at cost, because these services are provided by company employees. Id. ¶ 260. The average cost of internal investment advisory and administrative services in 2015 was thus 3.90% of net assets, and the highest was 7.36%.

Externally-managed BDCs hire third party investment advisers who, in addition to recouping the cost of providing the services, must mark up the price of their services in order to make a profit. Id. ¶ 263. The average rate of 5.21% of net assets paid by externally managed BDCs is 1.31% greater than the 3.90% average paid by internally managed BDCs; the highest rate paid was 7.23%.

Thus, as to both groups Prospect's rate was above the average but less than the top rate paid.

The complaint makes similar allegations for 2013 and 2014 to show that 2015 was no outlier. Id. ¶¶ 116-17, 129-34.

Fees charged for investment advice and fees charged for administrative services must be examined separately and "not aggregated and then considered as a whole," as this complaint does. See Levy v. All. Capital Mgmt. L.P., 189 F.3d 461, No. 98-9528, 1999 WL 642920, at *2 (2d Cir. Aug. 20, 1999) (unpublished opinion), citing Meyer v. Oppenheimer Mgmt. Corp., 895 F.2d 861, 866 (2d Cir. 1990) ("If the fee for each service viewed separately is not excessive in relation to the service rendered, then the sum of the two is also permissible.").

Moreover, charging a fee that is above the industry average does not violate Section 36(b). The complaint shows that PCM's stated and effective base and incentive fee rates are within the range of those paid by comparable funds. See Compl. ¶¶ 137, 164. Furthermore, Prospect's effective fee rate lies within the range of fee rates paid by internally-managed BDCs (which the complaint alleges are free from the "disabling lack of true arm's-length negotiations in contracting for investment advisory and administrative services,") which place it within, and not outside of, "the outer bounds of arm's length bargaining." See Jones II, 611 F. App'x at 360.[11]

The fee rate paid by Prospect is above average, but is not "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." Jones, 559 U.S. at 346, 130 S. Ct. at 1426.

Plaintiff relies on Chill v. Calamos Advisors LLC, 175 F. Supp. 3d 126 (S.D.N.Y. 2016) where the court found that "the Complaint's allegations describing comparative fee structures provide ample basis for the Court to find it plausible that the Advisory Fees are excessive." Id. at 139. But Chill relied

---

[11] See Jones, 559 U.S. at 347, 130 S. Ct. at 1427 (noting with approval that "Gartenberg uses the range of fees that might result from arm's-length bargaining as the benchmark for reviewing challenged fees").

mostly on the complaint's comparison between the higher fees charged by the defendants to their captive funds and the lower fees they charged to institutional funds. Id. at 133-37. Only after establishing that the complaint thus stated a plausible claim did the court remark that the complaint's comparison of the fee rate paid by the plaintiffs' fund and the fee rates paid by other funds that the defendants were not advising, "make Plaintiffs' § 36(b) claim moderately more plausible." Id. at 138.

Plaintiff argues that under defendants' theory, only the highest paid investment adviser can be found liable under Section 36(b). Opp. (Dkt. No. 17) at 14. That misunderstands the point, which is that as long as defendants' fees do not exceed that which could result from arm's-length bargaining in the real market, they are not disproportionally large, even if above the average. As noted at pp. 5-7 above, it is not for the court in a Section 36(b) suit to determine a reasonable rate; such rate setting is left to market negotiations and boards of directors.

Since the fees as a whole are not shown to be so disproportionately large, or outside the range of what arm's-length bargaining could produce, it is of no avail to argue that particular elements in the calculation should be reduced (e.g., the inclusion of cash and cash equivalents in gross assets in calculating PCM's base management fee, Compl. ¶¶ 146-47, that assets were overvalued, id. ¶ 381, that PCM's investment

-13-

advisory agreement lacked a "Lookback/Cap mechanism,"[12] id. ¶¶

188-90, and that the parties included "payment-in-kind income"[13]

in net investment income for purposes of calculating PCM's

incentive fee, id. ¶¶ 191-96).

2. Nature and Quality of Services

Plaintiff's allegations concerning this factor address only

PCM's portfolio selection services, alleging them to be the

primary services that PCM provides to Prospect. See id. ¶ 291.

The complaint claims that PCM's portfolio selection services

were poor because Prospect underperformed three benchmarks

against which it measures its performance (the S&P 500 Index,

the S&P 500 Financials Sector Index, and a customized BDC Peer

Group Index) over one, three, five, and ten year periods. Id. ¶¶

293-95, Table 15. It does not allege, however, that Prospect

performed substantially worse than any specific comparable

funds. In any index, some funds over-perform the index at times

while others underperform.

Moreover, the complaint makes no specific allegation of bad

investment decisions by PCM, or poor performance of the other

---

[12] Lookback/Cap mechanisms essentially link an adviser's incentive fee to various measures of shareholder performance and returns, and function to limit payment of incentive fees based on shareholder performance and returns. They are used by a number of BDCs in various ways. Compl. ¶¶ 174-80.

[13] In debt investments, "payment-in-kind income" is where interest on debt is paid in the form of more debt. In such a scenario, a BDC will accrue non-cash income "that, while recognizable as income, was not actually paid to it in cash." Id. ¶ 191.

services PCM provides Prospect. Nor does the complaint make any

allegation about the quality of services provided by PA.

"Underperformance is not a Gartenberg factor, though, and

courts have been 'wary about attaching too much significance to

a fund's financial performance.'" Redus-Tarchis v. N.Y. Life

Inv. Mgmt. LLC, 14 Civ. 7991 (WHW), 2015 WL 6525894, at *7

(D.N.J. Oct. 28, 2015) (citation omitted).

> [A]s the Second Circuit noted in Amron, "allegations of
> underperformance alone are insufficient" to satisfy this factor.
> Amron, 464 F.3d at 344. Plaintiffs' complaint offers no
> allegations about the actual services provided by the funds.
> Instead, Plaintiffs rest their complaint only on post hoc
> performance, an approach that was rejected in Amron. In re
> Salomon Smith Barney Mutual Fund Fees Litig., 528 F. Supp. 2d
> 332, 338 (S.D.N.Y. 2007) (stating that Amron requires more than
> mere performance analysis). Accordingly, Plaintiffs' allegations
> fail to satisfy the first Gartenberg factor.

Hoffman v. UBS-AG, 591 F. Supp. 2d 522, 539 (S.D.N.Y. 2008).

3. Profitability

The complaint alleges that because PCM and PA are privately

held companies and do not disclose their financial statements,

the profitability of Prospect to defendants is within their

peculiar knowledge. Compl. ¶ 256. However, it goes on to surmise

that "Defendants' profit is substantially higher than the norm,

and thus excessive." Id. ¶ 257. The complaint suggests the

profit margin was 41.5% based on an unsupported speculation that

defendants' costs in providing their services to Prospect in

2015 were equal to the average fee rate paid by internally-

managed BDCs to their advisory and administrative employees. Id.

¶¶ 260-61. No allegation is made about defendants' actual costs.

As to PA, the complaint alleges that it was reimbursed for expenses actually incurred, not that it marked up the cost of its services. That would produce no profit, let alone an exorbitant one.

4. Fall-Out Benefits

Fall-out benefits are "those collateral benefits that accrue to the adviser because of its relationship with the mutual fund." Jones, 559 U.S. at 344, 130 S. Ct. at 1426, n.5. "The essence of fall-out benefits in the context of a § 36(b) claim is that, as a fiduciary, an investment adviser should share with the Fund revenue generated through ventures only made possible by the fiduciary relationship by reducing fees." Chill, 175 F. Supp. 3d at 144.

The complaint alleges that in providing Prospect with administrative services, PA uses PCM personnel and office space, and that therefore, the cost to PA for providing administrative services "is, in reality, $0, as the services provided are actually provided by PCM personnel." Compl. ¶ 281 (emphasis in complaint).

The complaint argues that Prospect's reimbursement to PA constitutes substantial fall-out benefits to PCM because under PCM's advisory agreement with Prospect, it is not entitled to reimbursement for overhead expenses, but through its subsidiary

PA, PCM collects payment from Prospect for rent, salaries, and other overhead expenses. Id. ¶¶ 273, 276-77. "But for PCM's relationship with Prospect as Prospect's investment adviser, [PA] would not serve as Prospect's administrator and would receive no administrative fees from Prospect." Id. ¶ 274.

That argument assumes that if it were not for PA, Prospect would pay no administrative costs, an implausible proposition.

5. Economies of Scale

"[E]conomies of scale is a condition where the average per-unit cost of manufacturing a product declines as the total output increases. In the mutual fund industry, output is the amount of assets under management." Sivolella v. AXA Equitable Life Ins. Co., 11 Civ. 4194 (PGS), 2016 WL 4487857, at *56 (D.N.J. Aug. 25, 2016). "[T]he fact that expenses declined at a time when the Fund size grew does not establish that such decline was necessarily due to economies of scale." Krinsk v. Fund Asset Mgmt., Inc., 875 F.2d 404, 411 (2d Cir. 1989) (alterations omitted). Rather, "In order to meet their burden, Plaintiffs must make a substantive allegation regarding the actual transaction costs at issue and whether the costs per investor increased or decreased as the assets under management grew." Hoffman, 591 F. Supp. 2d at 540, citing Krinsk, 875 F.2d at 411; See also Amron, 464 F.3d at 345 (affirming dismissal in part because "The Complaints . . . make no allegations regarding the costs of performing fund transactions . . . ."). In this complaint, no allegation is made regarding actual transaction costs.

The complaint uses increases in the number of Prospect's investments and in the number of PCM's employees as proxies for PCM's cost increases. Compl. ¶¶ 226, 231. It concludes that because the number of PCM employees increased from 32 to 107 (i.e., 3.3 times) between 2009 and 2015, its employment costs rose by a factor of 3.3. Id. ¶ 323. That would require each employee's (and each additional employee's) pay to have remained the same over a six-year period, while the portfolio they managed grew eleven-fold.

Notably, the allegations show that between 2009 and 2015 PCM's total fees (base fee and incentive fee) increased at a slower rate than did Prospect's portfolio. The fees decreased from approximately four percent of gross assets in 2009 to a little over three percent of gross assets in 2015. Id. ¶ 221, Table 14a. That indicates some sharing of economies of scale with Prospect.

PA could not plausibly have taken for itself the benefits of scale as Prospect's reimbursements to PA rise and fall commensurate with PA's costs, given that PA is reimbursed only for expenses it actually incurred.

6. Board's Independence and Conscientiousness

-18-

Under Section 15(c) of the ICA, before a registered investment company may enter into a contract with an investment adviser, the contract terms must be approved by a majority vote of the company's disinterested directors. 15 U.S.C. § 80a-15(c). The directors have a duty to seek and evaluate any information reasonably necessary to evaluate the terms of the investment adviser's contract. Id.

"In recognition of the role of the disinterested directors, the Act instructs courts to give board approval of an adviser's compensation 'such consideration . . . as is deemed appropriate under all the circumstances.'" Jones, 559 U.S. at 348, 130 S. Ct. at 1428, quoting 15 U.S.C. § 80a-35(b)(2).

> Where a board's process for negotiating and reviewing investment-adviser compensation is robust, a reviewing court should afford commensurate deference to the outcome of the bargaining process. Thus, if the disinterested directors considered the relevant factors, their decision to approve a particular fee agreement is entitled to considerable weight, even if a court might weigh the factors differently.

Id. at 351, 130 S. Ct. at 1429 (citation omitted).

According to the complaint, of Prospect's five directors, three "may qualify as 'non-interested' or independent directors under the ICA." Compl. ¶¶ 304-06.

As stated in Amron, 464 F.3d at 344:

> the [Investment Company] Act contains an express presumption that mutual fund trustees and natural persons who do not own 25% of the voting securities are disinterested, see 15 U.S.C. § 80a-2(a)(9) ("Any person who does not own more than 25 per centum of the voting securities of any company shall be presumed not to control such company"), and a plaintiff's "burden to overcome

this presumption is a heavy one," <u>Strougo v. BEA Assocs.</u>, 188 F. Supp. 2d. 373, 380-81 (S.D.N.Y. 2002).

Plaintiff does not claim that any of those directors owned 25% or more of either Prospect or PCM's stock, but asserts that that the three disinterested directors were not truly disinterested because PCM's website lists them "as members of PCM's team." <u>Id.</u> ¶ 307. That vague website charatarization is not enough to overcome the heavy statutory presumption.

Regarding the board's conscientiousness in evaluating PCM's compensation, the complaint concedes that this "is a matter within Defendants' particular knowledge and exclusive control," Compl. ¶ 313, but it nonetheless claims that Prospect's board did not conduct an independent evaluation of defendants' compensation but merely rubberstamped PCM's investment advisory contract because "There is no indication that the Board ever rejected advisory fees proposed by PCM, or negotiated for or demanded lower advisory fees . . . ." <u>Id.</u> ¶¶ 363, 365-66. The complaint also disagrees with the board's conclusions regarding the reasonableness of defendants' fees. <u>Id.</u> ¶¶ 322, 325-60.

Even if the board's approval process were given less than "considerable weight," that would not be enough to reverse the board's determination. Section 36(b) does not provide relief where more arduous bargaining could have resulted in lower fees. It provides relief only where the fees charged are shown to be outside the range of what arm's length bargaining could produce. The complaint fails to allege facts showing that the fees that resulted from the purportedly deficient process were fees that could not have resulted from arm's length bargaining.

<p align="center">*   *   *   *</p>

In sum, the allegations concerning the <u>Gartenberg</u> factors fail to set forth facts creating a plausible inference that the fees paid to defendants were so disproportionately large that they bear no reasonable relationship to the services rendered and fell outside the range of what arm's length bargaining could produce. The complaint fails to state a Section 36(b) claim upon which relief can be granted, and must be dismissed.

<p align="center">**CONCLUSION**</p>

Defendants' motion to dismiss the complaint for failure to state a claim (Dkt. No. 10) is granted. The request for oral argument (Dkt. No. 12) is denied.

So ordered.

Dated: New York, New York
        January 24, 2017

<p align="right">_Louis L. Stanton_
LOUIS L. STANTON
U.S.D.J.</p>